UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-CSR

	For Period Ended:	March 31, 2019
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Windstream Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

4001 Rodney Parham Road
Address of Principal Executive Office (Street and Number)

Little Rock, Arkansas 72212
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Windstream Holdings, Inc. (the “Company”) has determined it is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (the “Quarterly Report”) without unreasonable effort and expense for the reasons discussed below.

As previously disclosed, on February 25, 2019, the Company and all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the U.S. Code in the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Cases”). During the pendency of the Chapter 11 Cases, the Company’s management team and other financing and accounting personnel have devoted significant time and attention to materials and workflows required in connection with the Chapter 11 Cases, including proposed disclosures in the Quarterly Report. As a result, the Company is unable to complete the preparation of its financial statements and related disclosures and to have them properly certified by its principal executive and principal financial officers without unreasonable effort or expense.

Additionally, the Company is in the process of implementing Accounting Standard Update No. 2016-02, Leases (“ASC 842”) and, with respect to such implementation, its assessment of the effectiveness of the Company’s internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Implementation of ASC 842 has taken longer than anticipated due to the amount of time management and the Company’s accounting and financial personnel have been required to devote to the Chapter 11 Cases during the past several months. As a result, the Company cannot finalize implementation of ASC 842 prior to the Quarterly Report filing deadline without unreasonable effort or expense.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company intends to file the Quarterly Report as soon as practicable, and in any case expects to do so no later than the fifth calendar day following the prescribed due date of the Quarterly Report.

The Company’s expectation regarding the timing of the filing of the Quarterly Report is a forward-looking statement as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by the statement. The statement is subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file its Quarterly Report in the time frame that is anticipated. Such forward-looking statements are made only as of the date of this Notification of Late Filing on Form 12b-25, and the Company does not undertake any obligation to update any forward-looking statement to reflect subsequent events or circumstances, except to the extent required by law.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Kristi M. Moody, EVP - General Counsel and Corporate Secretary	(501)	748-7000
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the adoption of ASC 842 and the filing of the Chapter 11 Cases discussed in Part III above, the Company will record a goodwill impairment charge of approximately $2.3 billion and reorganization expense of approximately $105 million during the first quarter of 2019. As of the date of this filing, the Company has not yet finalized all of the new leasing disclosures required under the provisions of ASC 842.

Windstream Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2019	By	/s/ Kristi M. Moody
Kristi M. Moody, EVP - General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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